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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oplink Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68375Q106 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 68375Q106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only). Herbert Chang

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 546,582 6. Shared Voting Power 22,513,808 7. Sole Dispositive Power 546,582 8. Shared Dispositive Power 22,513,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,060,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 14.3%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 7 pages

CUSIP No. 68375Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InveStar Burgeon Venture Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 14,890,448 6. Shared Voting Power 0 7. Sole Dispositive Power 14,890,448 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,890,448

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) CO

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer
Oplink Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices
3469 North First Street
San Jose, CA 95134

Item 2.

(a)	Name of Person Filing
Herbert Chang
InveStar Burgeon Venture Capital, Inc.

(b)	Address of Principal Business Office or, if none, Residence
Room 1201, 12F, 333 Keelung Rd
Taipei, Taiwan

(c)	Citizenship
Herbert Chang	Taiwan
InveStar Burgeon Venture Capital, Inc.	Cayman Islands

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
68375Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:
Herbert Chang	23,060,390 (1)
InveStar Burgeon Venture Capital, Inc.	14,890,448

(b)	Percent of Class:
Herbert Chang	14.3%
InveStar Burgeon Venture Capital, Inc.	9.2%

1 Includes (i) 546,582 shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2002; (ii) 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc.; (iii) 3,648,896 shares held by InveStar Excelsus Venture Capital (Int’l), Inc. LDC; (iv) 2,574,464 shares held by Forefront Venture Partners, L.P.; (v) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc.

Page 4 of 7 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

Herbert Chang	564,582

(ii)	Shared power to vote or to direct the vote:

Herbert Chang	22,513,808 (2)
InveStar Burgeon Venture Capital, Inc.	14,890,448

(iii)	Sole power to dispose or to direct the disposition of:

Herbert Chang	546,582

(iv)	Shared power to dispose or to direct the disposition of:

Herbert Chang	22,513,808 (2)
InveStar Burgeon Venture Capital, Inc.	14,890,448

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

2 Includes (i) 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc.; (ii) 3,648,896 shares held by InveStar Excelsus Venture Capital (Int’l), Inc. LDC; (iii) 2,574,464 shares held by Forefront Venture Partners, L.P.; (iv) 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date

/s/ Herbert Chang
Signature

Herbert Chang / President
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 7 pages

Exhibit A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: February 10, 2003

HERBERT CHANG

By:	/s/ Herbert Chang
Name: Herbert Chang

InveStar Burgeon Venture Capital, Inc.

By:	/s/ Herbert Chang
Name: Herbert Chang Title: President

Page 7 of 7 pages